UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

REVA Medical, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
76133E 109
(CUSIP Number)
November 15, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76133E 109

1.	NAMES OF REPORTING PERSONS Robert Stockman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		286,605 (1)(2)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,454,035 (1)(3)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		286,605 (1)(2)

WITH	8.	SHARED DISPOSITIVE POWER

2,454,035 (1)(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,740,640 (1)(2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.0%(1)(4)

12.	TYPE OF REPORTING PERSON

IN
(1) Assumes conversion of all shares of the Company’s preferred stock and convertible notes into shares of common stock which will occur immediately prior to, but contingent upon, the consummation of the Company’s initial public offering and exercise of all outstanding warrants which the warrant holders have elected to exercise immediately prior to, but contingent upon, the consummation of the Company’s initial public offering.
(2) Includes 223,941 shares held by his spouse Lisa Stockman.
(3) Includes 1,354,248 shares of common stock held by Group Outcome Investors I, LLC. The members of Group Outcome Investors I, LLC are Isabel Stockman Trust, Martha Davis, Trustee; Hope Stockman Trust, Martha Davis, Trustee; Phoebe Stockman Trust, Martha Davis, Trustee; and Elizabeth Stockman Trust, Martha Davis, Trustee. Each of the members shares voting and dispositive power with respect to the shares. Two of the beneficiaries of the trusts are dependents of Robert Stockman, the Company’s Chairman of the Board and Chief Executive Officer, and for Schedule 13G purposes, we have reported the full beneficial ownership of Group Outcome Investors I, LLC under Mr. Stockman’s shared beneficial ownership. Also includes 1,099,787 shares of common stock held by Kenneth Rainin Trust U/D/T Dated 3/26/1990. Mr. Stockman, along with Jennifer Rainin, is the trustee of the Kenneth Rainin Administrative Trust U/D/T Dated 3/26/1990 and has shared voting and dispositive power with respect to these shares. Mr. Stockman disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.
(4) Percent of class represented is based upon 24,830,636 shares of the Company’s common stock outstanding on September 30, 2010, assuming the conversion of all shares of preferred stock and convertible notes of the Company and the exercise of all warrants.

(Page 2 of 9 Pages)

CUSIP No.	76133E 109

1.	NAMES OF REPORTING PERSONS Group Outcome Investors I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5.	SOLE VOTING POWER

NUMBER OF		1,354,248 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,354,248 (1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,354,248 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.5%(1)(2)

12.	TYPE OF REPORTING PERSON

OO
(1) Assumes conversion of all shares of the Company’s preferred stock and convertible notes into shares of common stock which will occur immediately prior to, but contingent upon, the consummation of the Company’s initial public offering and exercise of all outstanding warrants which the warrant holders have elected to exercise immediately prior to, but contingent upon, the consummation of the Company’s initial public offering.
(2) Percent of class represented is based upon 24,830,636 shares of the Company’s common stock outstanding on September 30, 2010, assuming the conversion of all shares of preferred stock and convertible notes of the Company and the exercise of all warrants.

(Page 3 of 9 Pages)

CUSIP No.	76133E 109

1.	NAMES OF REPORTING PERSONS Lisa Stockman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		223,941 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		223,941 (1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,941 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%(1)(2)

12.	TYPE OF REPORTING PERSON

IN
(1) Assumes conversion of all shares of the Company’s preferred stock and convertible notes into shares of common stock which will occur immediately prior to, but contingent upon, the consummation of the Company’s initial public offering and exercise of all outstanding warrants which the warrant holders have elected to exercise immediately prior to, but contingent upon, the consummation of the Company’s initial public offering.
(2) Percent of class represented is based upon 24,830,636 shares of the Company’s common stock outstanding on September 30, 2010, assuming the conversion of all shares of preferred stock and convertible notes of the Company and the exercise of all warrants.

(Page 4 of 9 Pages)

CUSIP No.	76133E 109

1.	NAMES OF REPORTING PERSONS Kenneth Rainin Administrative Trust U/D/T 3/29/90

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		1,099,787 (1)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,099,787 (1)

WITH	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,099,787 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.4%(1)(2)

12.	TYPE OF REPORTING PERSON

IN
(1) Assumes conversion of all shares of the Company’s preferred stock and convertible notes into shares of common stock which will occur immediately prior to, but contingent upon, the consummation of the Company’s initial public offering and exercise of all outstanding warrants which the warrant holders have elected to exercise immediately prior to, but contingent upon, the consummation of the Company’s initial public offering.
(2) Percent of class represented is based upon 24,830,636 shares of the Company’s common stock outstanding on September 30, 2010, assuming the conversion of all shares of preferred stock and convertible notes of the Company and the exercise of all warrants.

(Page 5 of 9 Pages)

CUSIP No.	76133E 109

Item 1(a).	Name of Issuer:

REVA Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

REVA Medical, Inc.
5751 Copley Drive, Suite B
San Diego, CA 92111

Item 2(a).	Name of Persons Filing:

Robert Stockman

Group Outcome Investors I, LLC

Lisa Stockman

Kenneth Rainin Administrative Trust U/D/T 3/29/90

Item 2(b).	Address of Principal Business Office of Persons Filing:

Robert and Lisa Stockman:

c/o REVA Medical, Inc.
5751 Copley Drive, Suite B
San Diego, CA 92111

Group Outcome Investors I, LLC:

17 Hulfish Street, Suite 240,
Princeton, NJ 08542

Kenneth Rainin Administrative Trust U/D/T 3/29/90:

c/o Jennifer Rainin
One Kaiser Plaza, Suite 1675
Oakland, CA 94612

Item 2(c).	Citizenship of Place of Organization of Persons Filing:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

76133E 109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(Page 6 of 9 Pages)

CUSIP No.	76133E 109

Not applicable.

Item 4.	Ownership.

Based upon information set forth in the Company’s 424(b)(4) prospectus filed with the Securities and Exchange Commission on November 15, 2010, there were 24,830,636 shares of the Company’s common stock outstanding on September 30, 2010, assuming the conversion of all shares of preferred stock of the Company and convertible notes and the exercise of all warrants. The ownership percentages stated below are based upon this amount of outstanding shares.

Robert Stockman, the Chief Executive Officer and Director of the Company, is the trustee of the Kenneth Rainin Trust U/D/T Dated 3/26/1990 and has shared voting and dispositive power with respect to the 1,099,787 shares of common stock held by the trust. 1,354,248 of the shares of common stock reported are held by Group Outcome Investors I, LLC. The members of Group Outcome Investors I, LLC are Isabel Stockman Trust, Martha Davis, Trustee; Hope Stockman Trust, Martha Davis, Trustee; Phoebe Stockman Trust, Martha Davis, Trustee; and Elizabeth Stockman Trust, Martha Davis, Trustee. Each of the members shares voting and dispositive power with respect to the shares. Two of the beneficiaries of the trusts are dependents of Robert Stockman, the Company’s Chairman of the Board and Chief Executive Officer, and for Schedule 13G purposes, we have reported the full beneficial ownership of Group Outcome Investors I, LLC under Mr. Stockman’s shared beneficial ownership. Mr. Stockman also has voting and dispositive power over the 223,941 shares of common stock held in the name of his wife, Lisa Stockman.

(a)	Amount beneficially owned by Robert Stockman: 2,740,640 shares

Amount beneficially owned by Group Outcome Investors I, LLC: 1,354,248 shares

Amount beneficially owned by Lisa Stockman: 223,941 shares

Amount beneficialy owned by Kenneth Rainin Trust U/D/T Dated 3/26/1990:
1,099,787 shares

(b)	Percent of class owned by Robert Stockman: 11.0%

Percent of class owned by Group Outcome Investors I, LLC: 5.5%

Percent of class owned by Lisa Stockman: 0.9%

Percent of class owned by Kenneth Rainin Trust U/D/T Dated 3/26/1990: 4.4%

(c)	Number of shares as to which Robert Stockman has:

(i) Sole power to vote or to direct the vote: 286,605

(ii) Shared power to vote or to direct the vote: 2,454,035

(iii) Sole power to dispose or to direct the disposition of: 286,605

(iv) Shared power to dispose or to direct the disposition of: 2,454,035

Number of shares as to which Group Outcome Investors I, LLC has:

(i) Sole power to vote or to direct the vote: 1,354,248

(Page 7 of 9 Pages)

CUSIP No.	76133E 109

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,354,248

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which Lisa Stockman has:

(i) Sole power to vote or to direct the vote: 223,941

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 223,941

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which Kenneth Rainin Trust U/D/T Dated 3/26/1990 has:

(i) Sole power to vote or to direct the vote: 1,099,787

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,099,787

(iv) Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 8 of 9 Pages)

CUSIP No.	76133E 109
Signature
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2010	/s/Robert Stockman
Robert Stockman

/s/Lisa Stockman
Lisa Stockman

Group Outcome Investors I, LLC
	By:	/s/ Robert Stockman
		Name:	Robert Stockman
		Title:	Managing Member

Kenneth Rainin Administrative Trust U/D/T 3/29/90
	By:	/s/ Robert Stockman
		Name:	Robert Stockman
		Title:	Trustee

	By:	/s/ Jennifer Rainin
		Name:	Jennifer Rainin
		Title:	Trustee

(Page 9 of 9 Pages)